UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 24th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Drilling and Oil Production Operations Update

Wellington, New Zealand – February 14, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Cardiff-2 Well (Austral 25.1%)

Repairs to the 9 5/8” casing in Cardiff-2B have been successfully completed, and the well is about to drill into the Kapuni Formation near 4,000m (13,000 feet) depth. The Cardiff-2B well is to be drilled to 4,900m (16,000 feet) to intersect all the gas-bearing sandstone units intersected in the earlier Cardiff-2 well. Testing of the well is now scheduled to commence in March.

Cheal Field (Austral 36.5%)

Jet-Pump Production Test JPPT#2 on the Cheal-A4 well produced in a stable and sustained manner at an average rate in excess of 400 barrels of oil per day and 200,000 cubic feet of gas per day, over an eight day interval. Cheal-A4 has now produced a total of 6,455 barrels of oil during these tests. JPPT#3 is about to commence. This will trial a third jet-pump nozzle size in order to optimize long term production. Similar testing will be conducted on Cheal-A3X, which has previously flowed oil on natural lift.

Douglas Drilling Project (Austral 35% carried)

A survey of the proposed Douglas-1 well site in Papua New Guinea’s PPL 235 will be conducted in the near future, in preparation for site construction. Negotiations to secure a suitable drill rig are underway; and the well is scheduled for third quarter 2005. Ms Jenni Lean has resigned her present position in Austral-Pacific Energy in order to assume the position of CEO of PPL 235 joint venture partner Rift Oil PLC. She continues as coordinating manager of the Douglas-1 project team, within Austral’s overall operatorship of the project. This will ensure the best application of resources to completion of this logistically complex and high upside project.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.